UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

908 Devices Inc.

(Name of Issuer)

Common Stock par value $0.001 per share

(Title of Class of Securities)

65443P 102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65443P 102

1.	Names of Reporting Persons Razor’s Edge Fund, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,436,119 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,436,119 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,119 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Razor’s Edge Fund, LP (“Razor’s Edge”), Razor’s Edge Ventures, LLC (“Razor’s Edge Ventures”), RE Sidecar 4, LLC (“Sidecar”) and Yodabyte Investments, LLC (“Yodabyte” and together with Razor’s Edge, Razor’s Edge Ventures and Sidecar, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents shares held directly by Razor’s Edge. Razor’s Edge Ventures serves as the sole general partner of Razor’s Edge and may be deemed to beneficially own the shares held by Razor’s Edge. Razor’s Edge Ventures is under common control with RE Sidecar and Yodabyte.
(3)	This percentage is calculated based on 27,175,762 shares of Common Stock outstanding upon completion of the Issuer’s initial public offering on December 22, 2020, as indicated in the Issuer’s final prospectus dated December 17, 2020, filed with the U.S. Securities and Exchange Commission on December 18, 2020.

CUSIP No. 65443P 102

1.	Names of Reporting Persons Razor’s Edge Ventures, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,436,119 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,436,119 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,436,119 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Represents shares held directly by Razor’s Edge. Razor’s Edge Ventures serves as the sole general partner of Razor’s Edge and may be deemed to beneficially own the shares held by Razor’s Edge. Razor’s Edge Ventures is under common control with RE Sidecar and Yodabyte.
(3)	This percentage is calculated based on 27,175,762 shares of Common Stock outstanding upon completion of the Issuer’s initial public offering on December 22, 2020, as indicated in the Issuer’s final prospectus dated December 17, 2020, filed with the U.S. Securities and Exchange Commission on December 18, 2020.

CUSIP No. 65443P 102

1.	Names of Reporting Persons RE Sidecar 4, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 338,856 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 338,856 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 338,856 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	RE Sidecar is under common control with Razor’s Edge Ventures and Yodabyte.
(3)	This percentage is calculated based on 27,175,762 shares of Common Stock outstanding upon completion of the Issuer’s initial public offering on December 22, 2020, as indicated in the Issuer’s final prospectus dated December 17, 2020, filed with the U.S. Securities and Exchange Commission on December 18, 2020.

CUSIP No. 65443P 102

1.	Names of Reporting Persons Yodabyte Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 168,666 (2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 168,666 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 168,666 (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.6% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)	Yodabyte is under common control with Razor’s Edge Ventures and RE Sidecar.
(3)	This percentage is calculated based on 27,175,762 shares of Common Stock outstanding upon completion of the Issuer’s initial public offering on December 22, 2020, as indicated in the Issuer’s final prospectus dated December 17, 2020, filed with the U.S. Securities and Exchange Commission on December 18, 2020.

Item 1.
	(a)	Name of Issuer 908 Devices Inc.
	(b)	Address of Issuer’s Principal Executive Offices 645 Summer Street Boston MA 02210

Item 2.
	(a)	Name of Person Filing Razor’s Edge Fund, LP Razor’s Edge Ventures, LLC RE Sidecar 4, LLC Yodabyte Investments, LLC
	(b)	Address of Principal Business Office or, if none, Residence 1875 Explorer Street Suite 560 Reston, VA 20190
	(c)	Citizenship Razor’s Edge Fund, LP - Delaware Razor’s Edge Ventures, LLC - Delaware RE Sidecar 4, LLC - Delaware Yodabyte Investments, LLC - Delaware
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 65443P 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2-9

(b) Percent of class: See Row 11 of pages 2-9

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-9

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-9

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-9

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-9

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

Razor’s Edge Fund, LP

By:	Razor’s Edge Ventures, LLC
its General Partner

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

Razor’s Edge Ventures, LLC

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

RE Sidecar 4, LLC

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

Yodabyte Investments, LLC

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A - Joint Filing Statement

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of 908 Devices Inc. is filed on behalf of each of us.

Dated: February 16, 2021

Razor’s Edge Fund, LP

By:	Razor’s Edge Ventures, LLC
its General Partner

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

Razor’s Edge Ventures, LLC

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

RE Sidecar 4, LLC

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director

Yodabyte Investments, LLC

By:	/s/ Mark Spoto
Name: Mark Spoto
Title: Managing Director